Exhibit 2.6

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2000, 1999 and 1998

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.bc.ca

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and cash flows for eac h of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of preceding year.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company’s financial position and its shareholders’ equity as at December 31, 2000 and 1999 and its results of operations for each of the years in the three-year period ended December 31, 2000, to the extent summar ized in Note 12 to the consolidated financial statements.

Vancouver, Canada                                                                         "ELLIS FOSTER”

March 7, 2001                                                                                Chartered Accountants

EF A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

         - members in principal cities throughout the world

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2000 and 1999
(Expressed in Canadian Dollars)

		2000	1999

ASSETS

Current
Cash and cash equivalents		$219,333	$268,224
Marketable securities		1,142,829	1,931,633
Sundry receivable		78,076	92,883
Prepaid expenses and deposits		56,601	64,475

		1,496,839	2,357,215

Mineral interests (Note 3)		2,281,470	1,835,376

Capital assets (Note 4)		134,664	189,837

		$3,912,973	$4,382,428

LIABILITIES

Current
Accounts payable and accrued liabilities		$328,873	284,749

SHAREHOLDERS' EQUITY

Share capital (Note 5)		10,286,933	10,175,833

Deficit		(6,702,833)	(6,078,154)

		3,584,100	4,097,679

		$3,912,973	4,382,428

Commitments (Note 8)

Approved by the Directors:	"Ken Z. Cai”	"William Meyer”

	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit

Years Ended December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

	2000	1999	1998

Interest and sundry income	$116,205	$144,042	$197,068

Mineral interests written off	-	579,088	1,065,408

Administrative expenses
Accounting and audit	69,171	75,231	82,540
Advertising	18,665	36,222	20,826
Amortization of capital assets	35,187	51,788	60,132
Capital taxes	5,765	11,581	15,015
Conference	2,377	16,364	5,409
Consulting fees	137,651	157,635	90,097
Donation	-	-	3,800
Legal	48,255	25,250	40,820
Listing, filing and transfer agents	16,460	32,094	51,841
Management fees	48,474	40,758	97,559
Office and miscellaneous	58,909	51,683	50,295
Promotion and government relations	115,599	171,433	137,987
Property investigation	-	52,229	129,812
Rent	72,723	103,225	138,486
Salaries and benefits	65,837	67,832	97,217
Telephone	14,289	20,868	55,851
Travel and transportation	28,892	35,492	52,811
Foreign exchange loss (gain)	2,630	5,028	(2,254)

	740,884	954,713	1,128,244

Operating loss	(624,679)	(1,389,759)	(1,996,584)

Write down of marketable securities	-	(116,349)	-

Loss for the year	(624,679)	(1,506,108)	(1,996,584)

Deficit, beginning of year	(6,078,154)	(4,572,046)	(2,575,462)

Deficit, end of year	$(6,702,833)	$(6,078,154)	$(4,572,046)

Loss per share	$(0.04)	$(0.09)	$(0.13)

Weighted average number of
common shares outstanding	16,335,178	16,154,986	15,549,918

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Cash Flows

Years Ended December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

	2000	1999	1998

Cash flows from (used in)
operating activities
Loss for the year	$(624,679)	$(1,506,108)	$(1,996,584)
Adjustment for items not involving cash:
- amortization	35,187	51,788	60,132
- non-controlling interest's shares of loss	-	-	-
- writeoff of mineral interests	-	579,088	1,065,408
- write down of marketable securities	-	116,349	-
- gain on sale of marketable securities	(42,325)
Change in working capital items:
- funds restricted for mineral explorations	-	213,598	(148,269)
- sundry receivable	14,807	(75,253)	33,135
- prepaid expenses and deposits	7,874	(458)	(25,754)
- accounts payable and accrued liabilities	44,124	145,195	(28,405)

	(565,012)	(475,801)	(1,040,337)

Cash flows from financing activities
Shares issued for cash	111,100	562,500	740,365

Cash flows from (used in)
investing activities
Acquisition of capital assets	(1,725)	(8,303)	(130,800)
Deferred exploration costs	(424,383)	(729,148)	(889,141)
Proceeds from sales of
marketable securities	2,298,889	531,848	1,514,379
Purchase of marketable securities	(1,467,760)	-	-

	405,021	(205,603)	494,438

Increase (Decrease) in cash and
cash equivalents	(48,891)	(118,904)	194,466

Cash and cash equivalents,
beginning of year	268,224	387,128	192,662

Cash and cash equivalents,
end of year	$219,333	$268,224	$387,128

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

1. Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Significant Accounting Policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco”). All material inter-company balances have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c)	Capital Assets

Amortization is provided as follows:

	Motor vehicles	30% per annum, declining-balance basis
	Mining equipment	30% per annum, declining-balance basis
	Computer equipment	30% per annum, declining-balance basis
	Office equipment and furniture	20% per annum, declining-balance basis
	Leasehold improvements	Term of the lease (5 years), straight-line basis

Amortization is provided at half the annual rate in the year of acquisition except for leasehold improvements.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

2. Significant Accounting Policies

(d) Cash Equivalents (continued)

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2000 and 1999, cash equivalents consist of bank redeemable term investment certificates.

(e) Marketable Securities

Marketable securities are stated at the lower of cost and market value. As at December 31, 2000, marketable securities consist of bonds issued by the provincial government of Ontario. The market value is $1,160,259 (1999 -$1,931,633).

(f) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted earnings (loss) per share has not been disclosed as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.

(g) Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner.

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(h) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized on a property-by-property basis. These costs will be amortized against revenue from future production or written off if the mineral interest is abandoned or sold.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (continued)

(h) Mineral Interests (continued)

The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

(i) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In 1999, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of Section 3465 did not impact amounts reported in the prior period.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

3. Mineral Interests

	Deferred			Deferred
	Costs	2000		Costs
	Dec. 31	Exploration	Amount	Dec. 31
	1999	Costs	Written Off	2000

Emperor's Delight	$100	$-	$-	$100
Crystal Valley	100	-	-	100
Stone Lake	100	-	-	100
Changba Lijiagou
Lead-Zinc Deposit	100	-	-	100
White-Silver Mountain	1,307,979	87,449	-	1,395,428
Chapuzi	100	-	-	100

Heavenly Mountains	436,519	-	-	436,519
Inner Mongolia (Gobi Gold)	90,378	358,645	-	449,023

	$1,835,376	$446,094	$-	$2,281,470

	Deferred			Deferred
	Costs	1999		Costs
	Dec. 31	Exploration	Amount	Dec. 31
	1998	Costs	Written Off	1999

Emperor's Delight	$89,316	$25,051	$(114,267)	$100
Crystal Valley	100	-	-	100
Stone Lake	100	-	-	100
Changba Lijiagou
Lead-Zinc Deposit	134,803	-	(134,703)	100
White-Silver Mountain	623,081	684,898	-	1,307,979
Chapuzi	330,218	-	(330,118)	100

Heavenly Mountains	436,519	-	-	436,519
Inner Mongolia (Gobi Gold)	40,456	49,922	-	90,378

	$1,654,593	$759,871	$(579,088)	$1,835,376

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

3. Mineral Interests (continued)

(a) Expenditures on the Emperor's Delight, Crystal Valley, Stone Lake and Chapuzi have been discontinued due to negative results and no further work is planned. However, the Company retains rights to the projects.

(b) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Ganzu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit” between the Company and Baiyin Non-Ferrous Metals Corporation ("Baiyin”) signed on November 17, 1997. The Company discontinued further work on this project in 1999 and will seek a joint venture partner to develop it.

(c) The Company ac quired its rights to the White Silver Mountain project located in Gansu Province, China, pursuant to a Joint Venture Agreement signed on August 28, 1998. A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin”), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties. Baiyin will contribute the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Keyin. Following the completion of the above expenditures, each party shall contribute to Keyin in proportion to their respective beneficial interests.

Pursuant to an option agreement dated December 22, 1999, with effect from June 10, 1998, the Company granted Teck Corporation of Vancouver, B.C., Canada, an option to earn a 56% interest in Keyin by assuming all of the Company’s funding requirements until commercial production has been attained. Pursuant to the term of the same option agreement, Cominco Ltd. ("Cominco”) of Vancouver, B.C., Canada, has "back-in rights” with respect to this project to earn up to a 20% interest in Keyin up to the pre-feasibility stage by repaying Teck one and one-half times the total project expenditures up to the date of exercise of its rights and making a cash payment to the Company, and thereafter funding its pro-rata share of feasibility and development costs.

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-in Rights that are detailed in Note 8(c). The White Silver Mountain Agreement does not constitute an exercise of either Teck’s or Cominco’s first right of refusal, which remain intact.

(d) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

3. Mineral Interests (continued)

(e) The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

4. Capital Assets

		2000
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$62,948	$46,684	$16,264
Office equipment and furniture	81,436	50,924	30,512
Leasehold improvements	25,648	25,048	-
Motor vehicles	59,309	42,018	17,291
Mining equipment	191,292	120,695	70,597

	$420,633	$285,369	$134,664

		1999

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$59,801	$40,388	$19,413
Office equipment and furniture	82,858	43,119	39,739
Leasehold improvements	25,648	20,518	5,130
Motor vehicles	59,309	34,607	24,702
Mining equipment	191,292	90,439	100,853

	$418,908	$229,071	$189,837

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	Shares	Amount

Balance, December 31, 1998	15,745,123	$9,613,333
Private placement at $0.85 per share	250,000	212,500
Private placement at $1.00 per share	150,000	150,000
Share purchase warrants exercised at $1.60 per share	125,000	200,000

Balance, December 31, 1999	16,270,123	10,175,833
Share purchase warrants exercised at $1.01 per share	110,000	111,100

Balance, December 31, 2000	16,380,123	$10,286,933

(c) As at December 31, 2000, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities. Subsequent to the year-end, 571,006 shares were released from escrow.

(d) Stock options outstanding at December 31, 2000 are as follows:

Number of Options	Exercise Price	Expiry Date

506,500	$1.41	March 5, 2006
150,000	$1.65	July 16, 2006
97,300	$1.41	October 8, 2006
100,000	$1.12	December 1, 2006
97,300	$1.41	March 6, 2007
49,500	$1.41	June 20, 2007

1,000,600

Each stock option entitles the holder to acquire one common share of the Company. Subsequent to the year-end, the exercise price of the above stock options were amended to $0.55 per share.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

6.	Income Taxes

	The components of the future income tax assets are as follows:

		2000	1999

	Future income tax assets:
	Non-capital loss carryforwards	$6,166,149	$5,501,892
	Unused foreign exploration and
	development expenses	2,765,383	2,299,934
	Unused cumulative Canadian exploration
	expenses	2,591	2,591
	Unused cumulative Canadian development
	expenses	148,461	148,461
	Undepreciated capital cost of capital assets
	over their net book value	284,820	227,922

		9,367,404	8,180,800
	Less: Valuation allowance	(9,367,404)	(8,180,800)

	Net future income tax assets	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2001 through 2007. The exploration and development expenses can be carried forward indefinitely.

7. Related Party Transactions

(a) The Company incurred the following expenses to a corporation controlled by a director and an individual related to a director:

	2000	1999	1998

Management fees	$86,263	$89,392	$90,059
Deferred exploration costs	59,577	77,073	83,383
Property investigation	-	-	13,825
Rent	-	-	12,667

	$145,840	$166,465	$199,934

(b) Included in accounts payable and accrued liabilities is a total of $63,117 (1999 -$62,689) due to two corporations controlled by a director of the Company.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

8. Commitments

(a) The Company has commitments in respect of office leases requiring minimum payments of $159,373 within the next two years, as follows:

2001	$150,177
2002	9,196

$159,373

(b) The Company entered into a Loan Agreement (the "Agreement”) with a director of the Company in October, 1997. Pursuant to the terms of the Agreement, the Company agreed to advance a sum up to $225,000 to assist the director in moving from Toronto to Vancouver, Canada, and purchasing a residence in either Vancouver or Beijing, China. The loan will be fully secured and repaid by the director upon the occurrence of certain stated events as described in the Agreement. The director has not yet exercised his rights under the terms of the Agreement.

(c) The Teck-Cominco Agreements
The Company has entered into agreements with Teck Corporation ("Teck”) and Cominco Ltd. ("Cominco”), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements”).

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights” as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property. After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

9. Financial Instruments

The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments. The fair value of marketable securities is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its marketable securities with government debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

10. Comparative Figures
Certain 1998 and 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

11. Subsequent Event
Subsequent to year-end, the Company granted 320,000 stock options to its directors and employees at $0.55 per share expiring on January 2, 2006.

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a) The Consolidated Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b) Reconciliation of Consolidated Balance Sheet items:

	2000	1999

Mineral interests (Canadian GAAP)	$2,281,470	$1,835,376
Capitalized deferred exploration costs written-off	(2,281,470)	(1,835,376)

Mineral interests (US GAAP)	-	-

Securities available for sale (Canadian GAAP)	1,142,829	1,931,633
Unrealized gain	17,430	-

Securities available for resale (US GAAP)	1,160,259	1,931,633

Total assets (US GAAP)	1,648,933	2,547,052

Total liabilities (US GAAP)	328,873	284,749

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(c) Reconciliation of Consolidated Statement of Operations Items:

	2000	1999	1998

Loss for the year (Canadian GAAP)	$(624,679)	$(1,506,108)	$(1,996,584)
Capitalized deferred exploration costs written-off	(446,094)	(180,783)	158,315
Write down of marketable securities added back	-	116,349	-
Release of escrow shares as compensation	-	(974,042)	(1,476,973)
Loss for the year (US GAAP)	(1,070,773)	(2,544,584)	(3,315,242)

Loss per share – basic and diluted (US GAAP)	(0.08)	(0.21)	(0.31)

Weighted average number of common shares
outstanding - basic and diluted (US GAAP)	12,828,232	12,189,874	10,749,411

(d) Marketable Securities

All of the Company’s marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized. A summary of available-for-sale securities by major security type are as follows:

	Cost	Gross unrealized holding gains(losses)	Market value
2000: Bonds issued by provincial government in Canada	$ 1,142,829	$17,430	$1,160,259

1999: Bonds issued by provincial government in Canada	$ 2,047,982	$(116,349)	$1,931,633

(e) Mineral Interests

U.S. GAAP requires that exploration cost of mineral interests not be deferred and capitalized until there is evidence of economically recoverable resources. The Company only incurred exploration costs for mineral interests. These costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of these capitalized costs write-off is presented in Notes 12(b) and 12(c).

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Gene rally Accepted Accounting Principles (continued)

(f) Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelvemonth period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. 281,250 shares and 140,625 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 140,625 such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. 949,561 shares and 508,736 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 3,421,703 such escrow shares outstanding.

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:

		Compensation
Shares expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973

Balance, December 31, 1998	4,211,689
Released from escrow at $1.50 per share	(649,361)	$974,042

Balance, December 31, 1999 and 2000	3,562,328

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company’s consolidated financial statements under US GAAP are presented in Note 12(c) and the Consolidated Statement of Shareholders’ Equity.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g) Stock Options Compensation

The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan”) for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company’s share price reached certain level. These options granted were subsequently cancelled in 2000.

There were no stock options granted in 2000. A summary of the options granted is as follows:

		Weighted
		average
	Number	exercise
	of shares	price

Outstanding, December 31, 1997	1,537,000	$1.42
Granted	75,000	1.50
Cancelled	(300,800)	1.48

Outstanding, December 31, 1998	1,311,200	1.41
Granted	670,000	1.45
Cancelled	(75,000)	1.50

Outstanding, December 31, 1999	1,906,200	1.42
Cancelled	(905,600)	1.42

Outstanding, December 31, 2000	1,000,600	1.42

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g) Stock Options Compensation (continued)

The Company applies Accounting Principles Board ("APB”) No. 25 "Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company’s consolidated financial statements.

Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS 123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company’s loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	2000	1999	1998

Loss for the year:
-as reported	$(1,070,773)	$(2,544,584)	$(3,315,242)

- pro-forma	$(1,070,773)	$(3,388,184)	$(3,455,492)

Basic and diluted loss per share:
- as reported	$(0.08)	$(0.21)	$(0.31)

- pro-forma	$(0.08)	$(0.28)	$(0.32)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 1998 to 1999, respectively:

						Weighted
	Number of			Risk-free	Expected	average
Year	options	Dividend	Expected	interest	lives in	fair value
granted	granted	yields	volatility	rate	years	of options

1998	75,000	0%	57%	6.50%	5.0	$1.87
1999	670,000	0%	76%	5.00%	4.4	$1.26

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

(Expressed in Canadian Dollars)

						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 1998	15,745,123	-	$12,763,272	$-	$(9,376,578)	$8,300	$3,394,994
Shares issued on February 4, 1999, pursuant
to a private placement at $0.85 per share	250,000	-	212,500	-	-	-	212,500
Shares issued on March 8, 1999, pursuant
to a private placement at $1.00 per share	150,000	-	150,000	-	-	-	150,000
Shares issued on July 9, 1999
for exercise of warrants at $1.60 per share	125,000	-	200,000	-	-	-	200,000
Release of escrow share as compensation	-	-	974,042	-	-	-	974,042
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(124,649)	-	(124,649)	(124,649)
Comprehensive income
- net (loss) for the year	-	-	-	(2,544,584)	(2,544,584)	-	(2,544,584)

Comprehensive income (loss)				$(2,669,233)

Balance, December 31, 1999	16,270,123	-	14,299,814		(11,921,162)	(116,349)	2,262,303
Shares issued on April 11, 2000
for exercise of warrants at $1.01 per share	30,000	-	30,300	-	-	-	30,300
Shares issued for cash on April 23, 2000
for exe rcise of warrants at $1.01 per share	15,000	-	15,150	-	-	-	15,150
Shares issued for cash on June 27, 2000
for exercise of warrants at $1.01 per share	65,000	-	65,650	-	-	-	65,650
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	17,430	-	17,430	17,430
Comprehensive income
- net (loss) for the year	-	-	-	(1,070,773)	(1,070,773)	-	(1,070,773)

Comprehensive income (loss)				$(1,053,343)

Balance, December 31, 2000	16,380,123	-	$14,410,914		$(12,991,935)	$(98,919)	$1,320,060